PE 8-31-02

02057364

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

1. **Distribution of the Notice of Resolution adopted at the Extraordinary General Meeting of Shareholders**

On August 30, 2002, NEC Corporation (the "Company") sent out each of the Company's shareholders the Notice of Resolution adopted at the Extraordinary General Meeting of Shareholders (the "Notice").

2. **Outline of the Reports**

Following is the English translation of the Notice.

(Translation)

The following is an English translation of the Notice of the Resolution adopted at the Extraordinary General Meeting of Shareholders of NEC Corporation held on August 30, 2002. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

August 30, 2002
7-1, Shiba 5-chome,
Minato-ku, Tokyo

To Our Shareholders:

NOTICE OF THE RESOLUTION ADOPTED AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to inform you that at the Extraordinary General Meeting of Shareholders of NEC Corporation (the "Company") held today, the resolution was passed as follows:

Matter to be Voted Upon:

It was resolved:

THAT, "PROPOSAL: APPROVAL OF THE COMPANY SPLIT PLAN" be approved as proposed, pursuant to which the Company will transfer its business relating to the research, development, manufacture, sale and services of semiconductors (except for general-purpose DRAMs) currently conducted by NEC Electron Devices to a new company ("NEC Electronics Corporation") to be incorporated on the split date of November 1, 2002. NEC Electronics Corporation will have a stated capital of 50 billion yen and will issue and fully allot to the Company, 100 million shares of common stock.

The directors and corporate auditors of NEC Electronics Corporation will be as follows:

Directors:	Kaoru Tosaka
	Kyoji Yamamoto
	Hirokazu Hashimoto
	Shunichi Suzuki
Corporate Auditors:	Jiro Takashima
	Akio Kurosaka
	Tomio Nakano

Hajime Sasaki
Chairman of the Board

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: August 30, 2002